

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808

      Re: China BCT Pharmacy Group, Inc.
             Amendment No. 9 to Registration Statement on Form S-1
             Filed January 25, 2011
             File No. 333-165161

Ladies and Gentlemen:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Agreement to Sell Preferred Shares, page 61

1.   Please disclose all material terms of the agreement to sell preferred shares. For instance, your disclosure states the initial conversion number and price, but does not discuss how these numbers may be changed. In addition, the disclosure does not make it clear whether conversion may occur immediately upon issuance of the preferred shares, the expense reimbursement, any voting rights of the preferred shares pre-conversion, etc.

Security Ownership of Certain Beneficial Owners and Management, page 97

2.   Please revise this section to provide disclosure as of the most recent practicable date.

Item 15. Recent Sales of Unregistered Securities

3.   Please add disclosure regarding the preferred share transaction.

Item 16. Exhibits and Financial Statement Schedules

4.   Please file Exhibit 10.65 in its entirety. We note that some of the exhibits to
        Exhibit 10.65 have not been filed. We also note that the Disclosure Schedule has
        not been filed.

        You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at
(202) 551-3390 if you have questions regarding comments on the financial statements
and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell
at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director